HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

April 29, 2009	S. GREGORY COPE DIRECT DIAL: 804-788-8388 EMAIL: gcope@hunton.com

FILE NO: 69033.000003

VIA EDGAR AND FACSIMILE ((443) 378-7397)

Mr. Eric McPhee

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Cypress Sharpridge Investments, Inc.

File # 333-142236

Dear Mr. McPhee:

Attached as Exhibit A to this letter for your review are proposed revisions to the current “Summary Selected Consolidated Financial and Other Information” and “Selected Consolidated Financial and Other Information” sections of Cypress Sharpridge Investments, Inc.’s (the “Company”) Pre-Effective Amendment No. 12 (“Amendment No. 12”) to the Registration Statement on Form S-11 (the “Registration Statement”). Per our conversation on April 28, 2009, the enclosed draft is revised to reflect the non-GAAP financial disclosure and reconciliation chart and other portfolio statistics that the Company proposes to include in Pre-Effective Amendment No. 13 to the Registration Statement. We have included blacklines of the revised sections against these sections in Amendment No. 12 to show the Company’s proposed revisions.

Please contact me if you have any questions or if you wish to discuss the proposed revisions.

Sincerely yours,

/s/ S. Gregory Cope

S. Gregory Cope

Enclosures

cc:	Daniel Gordon

Kevin Grant

William Hayes

Thomas A. Rosenbloom

David S. Goldschmidt

EXHIBIT A

Proposed Revisions to the

“Summary Selected Consolidated Financial and Other Information”

and the

“Selected Consolidated Financial and Other Information” Sections

Summary Selected Consolidated Financial and Other Information

The following table presents summary selected consolidated financial and other information as of March 31, 2009, for the three months ended March 31, 2009 and 2008, for the years ended December 31, 2008, 2007 and for the period from February 10, 2006 (commencement of operations) to December 31, 2006. The consolidated income statement data for the years ended December 31, 2008 and 2007 and for the period from February 10, 2006 (commencement of operations) to December 31, 2006, has been derived from our audited consolidated financial statements. The consolidated income statement data and consolidated balance sheet data as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 has been derived from our interim unaudited financial statements. These interim unaudited financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and reflect all adjustments which are, in the opinion of management, necessary to provide a fair statement of our financial position as of March 31, 2009 and the results of our operations and cash flow for the interim periods ended March 31, 2009 and 2008. All such adjustments are of a normal recurring nature. These results are not necessarily indicative of our results for the full fiscal year. Similarly, because we only operated our business for a portion of the year ended December 31, 2006, we do not believe that a comparison of our operating results for the year ended December 31, 2007 to the period from February 10, 2006 (commencement of operations) to December 31, 2006 is indicative of the trends in our performance. The “Key Portfolio Statistics” have been derived from our underlying books and records.

Since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. The shares outstanding and per share amounts reflected in the chart below have been adjusted to reflect the three-for-one reverse stock split effective May 28, 2008.

	Three Months Ended March 31,			Year Ended December 31,
	2009		2008	2008	2007	2006*
Consolidated Income Statement Data:
Investment income—Interest income(1)	$9,321,345		$20,625,259	$55,475,822	$135,585,142	$48,067,705
Expenses:
Interest expense	1,389,508		10,928,733	23,980,836	112,995,775	38,716,966
Non-Investment expenses	1,562,238		1,052,649	7,747,884	5,246,895	3,637,531

Total expenses	2,951,746		11,981,382	31,728,720	118,242,670	42,354,497

Net investment income	6,369,599		8,643,877	23,747,102	17,342,472	5,713,208
Net realized gain (loss) on investments	1,441,876		(4,205,616)	(7,982,797)	(18,290,492)	(260,054)
Net unrealized appreciation (depreciation) on investments	5,537,245		(11,916,801)	(26,377,797)	(1,434,857)	(5,492,367)
Net gain (loss) on interest rate swap contracts(2)	(334,544)		(26,967,278)	(28,558,957)	(27,304,395)	1,005,480

Net income (loss)	$13,014,176		$(34,445,818)	$(39,172,449)	$(29,687,272)	$966,267

Net income (loss) per common share (diluted)	$1.71		$(5.26)	$(5.48)	$(4.58)	$0.33
Distributions per common share	$—	(3)	$—	$1.32	$3.00	$1.98

	As of March 31, 2009
	Actual	As Adjusted**
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,076,551	$—
Total assets	901,246,642	—
Securities sold under agreement to repurchase	642,865,151	642,865,151
Net assets	112,245,320	—
Net assets per common share	$14.64	$—

Key Portfolio Statistics:***

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006*
Average Agency RMBS(4)	$698,837,649	$1,215,305,115	$897,714,150	$2,147,699,675	$890,543,418
Average Securities Sold Under Agreement to Repurchase	612,497,196	1,098,982,310	796,027,700	2,044,976,836	832,746,432
Average Net Assets	106,214,309	118,482,646	110,261,494	163,990,080	83,355,831
Average Yield on Agency RMBS(5)	5.20%	6.21%	5.46%	6.03%	5.72%
Average Cost of Funds & Hedge(6)	2.26%	4.49%	3.89%	5.38%	5.23%
Interest Rate Spread Net of Hedge(7)	2.94%	1.72%	1.57%	0.65%	0.49%
Leverage Ratio (at period end)(8)	7.0:1	8.8:1	6.1:1	13.3:1	12.8:1

(1)	Interest income is made up of the following components:

Interest Income—Agency RMBS	$8,951,983	$18,772,816	$48,997,293	$129,505,620	$45,184,854
Interest Income—CLOs, Structured Notes & Cash Equivalents	369,362	1,852,443	6,478,529	6,079,522	2,882,851

(2)	Net gain (loss) on interest rate swap contracts is made up of the following components:

Net swap interest income (expense)	$(2,029,146)	$(1,330,301)	$(6,945,012)	$3,001,870	$75,267
Net realized gain (loss) on termination of swap contracts	—	(29,927,526)	(35,118,468)	(3,432,742)	64,733
Unrealized appreciation (depreciation) on swap contracts	1,694,602	4,290,549	13,504,523	(26,873,523)	865,480

(3)	On April 29, 2009, we paid stockholders of record on April 22, 2009 a distribution of $0.60 per share.

(4)	Our average investment in agency RMBS for the period was calculated by averaging the cost basis of our settled agency RMBS investments during the period.

(5)	Our average yield on agency RMBS for the period was calculated by dividing our interest income from agency RMBS by our average agency RMBS.

(6)

Our average cost of funds and hedge for the period was calculated by dividing our total interest expense, including our net swap interest income (expense), by our average securities sold under agreement to repurchase.

(7)	Our interest rate spread net of hedge for the period was calculated by subtracting our average cost of funds and hedge from our average yield on agency RMBS.

(8)	Our leverage ratio was calculated by dividing total liabilities by net assets.

*	For the period from February 10, 2006 (commencement of operations) to December 31, 2006

**

Assumes shares will be sold in this offering at an initial public offering price of $             per share for net proceeds of approximately $             million after deducting the estimated underwriting discount of approximately $             million and estimated offering expenses of approximately $             million.

***	All percentages are annualized.

Core Earnings:

Core earnings represents a non-GAAP financial measure and is defined as net income (loss) excluding net realized gain (loss) on investments, net unrealized appreciation (depreciation) on investments, net realized gain (loss) on termination of swap contracts and unrealized appreciation (depreciation) on swap contracts. In order to evaluate the effective yield of the portfolio, management uses core earnings to reflect the net investment income of our portfolio as adjusted to reflect the net swap interest income (expense). Core earnings allows management to isolate the interest income (expense) associated with our swaps in order to monitor and project our borrowing costs and interest rate spread. In addition, management utilizes core earnings as a key metric in conjunction with other portfolio and market factors to determine the appropriate leverage and hedging ratios, as well as the overall structure of the portfolio.

We adopted SOP 07-1 Clarification of the Scope of Audit and Accounting Guide Investment Companies prior to its deferral in February 2008, while most, if not all, other public companies that invest only in Agency RMBS have not adopted SOP 07-1. Under SOP 07-1, we consider ourselves an investment company, and accordingly, our investments are carried at fair value with changes in fair value included in earnings. Most other public companies that invest only in Agency RMBS include most changes in the fair value of their investments within shareholders’ equity, not in earnings. As a result, investors are not able to readily compare our results of operations to those of most of our competitors. We believe that the presentation of our core earnings is useful to investors because it provides a means of comparing our core earnings to those of our competitors. In addition, because core earnings isolates the net swap interest income (expense) it provides investors with an additional metric to identify trends in our portfolio as they relate to the interest rate environment.

The primary limitation associated with core earnings as a measure of our financial performance over any period is that it excludes the effects of net realized gain (loss) from investments. In addition, our presentation of core earnings may not be comparable to similarly-titled measures of other companies, who may use different calculations. As a result, core earnings should not be considered as a substitute for our GAAP net income (loss) as a measure of our financial performance or any measure of our liquidity under GAAP.

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006*
Non-GAAP Reconciliation:
Net income (loss)	$13,014,176	$(34,445,818)	$(39,172,449)	$(29,687,272)	$966,267
Net realized (gain) loss on investments	(1,441,876)	4,205,616	7,982,797	18,290,492	260,054
Net unrealized (appreciation) depreciation on investments	(5,537,245)	11,916,801	26,377,797	1,434,857	5,492,367
Net realized (gain) loss on termination of swap contracts	—	29,927,526	35,118,468	3,432,742	(64,733)
Unrealized (appreciation) depreciation on swap contracts	(1,694,602)	(4,290,549)	(13,504,523)	26,873,523	(865,480)

Core earnings	$4,340,453	$7,313,576	$16,802,090	$20,344,342	$5,788,475

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following table presents selected consolidated financial and other information as of March 31, 2009, December 31, 2008, 2007 and 2006, for the three months ended March 31, 2009 and 2008, for the years ended December 31, 2008, 2007 and for the period from February 10, 2006 (commencement of operations) to December 31, 2006. The consolidated income statement data and consolidated balance sheet data presented below as of December 31, 2008, 2007 and 2006, for the years ended December 31, 2008 and 2007 and for the period from February 10, 2006 (commencement of operations) to December 31, 2006, has been derived from our audited consolidated financial statements. The consolidated income statement data and consolidated balance sheet data as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 has been derived from our interim unaudited financial statements. These interim unaudited financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and reflect all adjustments which are, in the opinion of management, necessary to provide a fair statement of our financial position as of March 31, 2009 and the results of our operations and cash flow for the interim periods ended March 31, 2009 and 2008. All such adjustments are of a normal recurring nature. These results are not necessarily indicative of our results for the full fiscal year. Similarly, because we only operated our business for a portion of the year ended December 31, 2006, we do not believe that a comparison of our operating results for the year ended December 31, 2007 to the period from February 10, 2006 (commencement of operations) to December 31, 2006 is indicative of the trends in our performance. The “Key Portfolio Statistics” have been derived from our underlying books and records.

Since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements, including the related notes, included elsewhere in this prospectus. The shares outstanding and per share amounts in the chart below have been adjusted to reflect the three-for-one reverse stock split effective May 28, 2008.

	Three Months Ended March 31,			Year Ended December 31,
	2009		2008	2008	2007	2006*
Consolidated Income Statement Data:
Investment income—Interest income(1)	$9,321,345		$20,625,259	$55,475,822	$135,585,142	$48,067,705
Expenses:
Interest expense	1,389,508		10,928,733	23,980,836	112,995,775	38,716,966
Non-Investment expenses	1,562,238		1,052,649	7,747,884	5,246,895	3,637,531

Total expenses	2,951,746		11,981,382	31,728,720	118,242,670	42,354,497

Net investment income	6,369,599		8,643,877	23,747,102	17,342,472	5,713,208
Net realized gain (loss) on investments	1,441,876		(4,205,616)	(7,982,797)	(18,290,492)	(260,054)
Net unrealized appreciation (depreciation) on investments	5,537,245		(11,916,801)	(26,377,797)	(1,434,857)	(5,492,367)
Net gain (loss) on interest rate swap contracts(2)	(334,544)		(26,967,278)	(28,558,957)	(27,304,395)	1,005,480

Net income (loss)	$13,014,176		$(34,445,818)	$(39,172,449)	$(29,687,272)	$966,267

Net income (loss) per common share (diluted)	$1.71		$(5.26)	$(5.48)	$(4.58)	$0.33
Distributions per common share	$—	(3)	$—	$1.32	$3.00	$1.98

	As of March 31, 2009	As of December 31,
		2008	2007	2006*
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,076,551	$7,156,140	$122,254	$984,498
Total assets	901,246,642	702,445,559	1,884,409,297	2,491,807,479
Securities sold under agreement to repurchase	642,865,151	587,485,241	1,337,613,863	2,306,318,000
Net assets	112,245,320	98,800,849	132,146,036	180,300,933
Net assets per common share	$14.64	$12.89	$19.75	$26.97

Key Portfolio Statistics:**

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006*
Average Agency RMBS(4)	$698,837,649	$1,215,305,115	$897,714,150	$2,147,699,675	$890,543,418
Average Securities Sold Under Agreement to Repurchase	612,497,196	1,098,982,310	796,027,700	2,044,976,836	832,746,432
Average Net Assets	106,214,309	118,482,646	110,261,494	163,990,080	83,355,831
Average Yield on Agency RMBS(5)	5.20%	6.21%	5.46%	6.03%	5.72%
Average Cost of Funds & Hedge(6)	2.26%	4.49%	3.89%	5.38%	5.23%
Interest Rate Spread Net of Hedge(7)	2.94%	1.72%	1.57%	0.65%	0.49%
Leverage Ratio (at period end)(8)	7.0:1	8.8:1	6.1:1	13.3:1	12.8:1
(1) Interest income is made up of the following components:

Interest Income—Agency RMBS	$8,951,983	$18,772,816	$48,997,293	$129,505,620	$45,184,854
Interest Income—CLOs, Structured Notes & Cash Equivalents	369,362	1,852,443	6,478,529	6,079,522	2,882,851

(2) Net gain (loss) on interest rate swap contracts is made up of the following components:

Net swap interest income (expense)	$(2,029,146)	$(1,330,301)	$(6,945,012)	$3,001,870	$75,267
Net realized gain (loss) on termination of swap contracts	—	(29,927,526)	(35,118,468)	(3,432,742)	64,733
Unrealized appreciation (depreciation) on swap contracts	1,694,602	4,290,549	13,504,523	(26,873,523)	865,480

(3) On April 29, 2009, we paid stockholders of record on April 22, 2009 a distribution of $0.60 per share.

(4) Our average investment in agency RMBS for the period was calculated by averaging the cost basis of our settled agency RMBS investments during the period.

(5) Our average yield on agency RMBS for the period was calculated by dividing our interest income from agency RMBS by our average agency RMBS.

(6)     Our average cost of funds and hedge for the period was calculated by dividing our total interest expense, including our net swap interest income (expense), by our average securities sold under agreement to repurchase.

(7) Our interest rate spread net of hedge for the period was calculated by subtracting our average cost of funds and hedge from our average yield on agency RMBS.

(8) Our leverage ratio was calculated by dividing total liabilities by net assets.

* For the period from February 10, 2006 (commencement of operations) to December 31, 2006.

** All percentages are annualized.

Core Earnings:

Core earnings represents a non-GAAP financial measure and is defined as net income (loss) excluding net realized gain (loss) on investments, net unrealized appreciation (depreciation) on investments, net realized gain (loss) on termination of swap contracts and unrealized appreciation (depreciation) on swap contracts. In order to evaluate the effective yield of the portfolio, management uses core earnings to reflect the net investment income of our portfolio as adjusted to reflect the net swap interest income (expense). Core earnings allows management to isolate the interest income (expense) associated with our swaps in order to monitor and project our borrowing costs and interest rate spread. In addition, management utilizes core earnings as a key metric in conjunction with other portfolio and market factors to determine the appropriate leverage and hedging ratios, as well as the overall structure of the portfolio.

We adopted SOP 07-1 Clarification of the Scope of Audit and Accounting Guide Investment Companies prior to its deferral in February 2008, while most, if not all, other public companies that invest only in Agency RMBS have not adopted SOP 07-1. Under SOP 07-1, we consider ourselves an investment company, and accordingly, our investments are carried at fair value with changes in fair value included in earnings. Most other public companies that invest only in Agency RMBS include most changes in the fair value of their investments within shareholders’ equity, not in earnings. As a result, investors are not able to readily compare our results of operations to those of most of our competitors. We believe that the presentation of our core earnings is useful to investors because it provides a means of comparing our core earnings to those of our competitors. In addition, because core earnings isolates the net swap interest income (expense) it provides investors with an additional metric to identify trends in our portfolio as they relate to the interest rate environment.

The primary limitation associated with core earnings as a measure of our financial performance over any period is that it excludes the effects of net realized gain (loss) from investments. In addition, our presentation of core earnings may not be comparable to similarly-titled measures of other companies, who may use different calculations. As a result, core earnings should not be considered as a substitute for our GAAP net income (loss) as a measure of our financial performance or any measure of our liquidity under GAAP.

Non-GAAP Reconciliation:

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006*
Net income (loss)	$13,014,176	$(34,445,818)	$(39,172,449)	$(29,687,272)	$966,267
Net realized (gain) loss on investments	(1,441,876)	4,205,616	7,982,797	18,290,492	260,054
Net unrealized (appreciation) depreciation on investments	(5,537,245)	11,916,801	26,377,797	1,434,857	5,492,367
Net realized (gain) loss on termination of swap contracts	—	29,927,526	35,118,468	3,432,742	(64,733)
Unrealized (appreciation) depreciation on swap contracts	(1,694,602)	(4,290,549)	(13,504,523)	26,873,523	(865,480)

Core earnings	$4,340,453	$7,313,576	$16,802,090	$20,344,342	$5,788,475